767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Michael J. Aiello +1 212 310 8552 michael.aiello@weil.com

March 18, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Attn: David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Re:	Genzyme Corporation

Amendment No. 19 to Schedule TO-T

Filed by GC Merger Corp. and Sanofi-Aventis

Filed on March 7, 2011

File No. 005-37205

Sanofi-Aventis

Registration Statement on Form F-4

Filed on March 7, 2011

File No. 333-172638

Dear Mr. Orlic:

On behalf of our client, Sanofi-Aventis (the “Company”), and its wholly-owned subsidiary, GC Merger Corp., please find responses to the comments from the Staff’s letter to the Company (File No. 005-37205) of March 15, 2011 regarding the Exchange Offer on Schedule TO (the “Exchange Offer”) and the Registration Statement on Form F-4 (the “Registration Statement”) filed March 7, 2011. Set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

General

1.	Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-l(c) and the disclosure requirements of Item 1004 of

March 18, 2011

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively. Please supplement your analysis to address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

The Company believes that the offer satisfies the prompt payment rule set forth in Rule 14e-1(c). The consideration to be received by a tendering stockholder will be cash and CVRs, and, as disclosed on pages 56 and 57 under the heading, “Acceptance for Exchange and Exchange of Genzyme Shares; Delivery of CVRs,” Purchaser will exchange all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for exchange pursuant to the Exchange Offer. Any cash that may be payable in the future will be payable pursuant to the terms of the CVRs. Because the cash and CVRs will be paid or issued, as applicable, to tendering shareholders promptly upon the closing of the Exchange Offer, the Exchange Offer will not result in a situation in which Purchaser “may fail (a) to pay for securities purchased or (b) to return to their owners securities not purchased promptly upon termination of the tender offer.” Release 34-16384 (November 29, 1979) at n. 36. The CVR Agreement will be executed prior to expiration of the Exchange Offer and issuance of the CVRs. Section 1.10 of the CVR Agreement makes it clear that the CVR holders are intended beneficiaries of the CVR Agreement. The Company believes that the CVR Agreement, when executed by the Company, and assuming due execution by the other parties thereto, will be enforceable against the Company in accordance with its terms, including with respect to the rights of holders of CVRs.

2.	Please clarify your disclosure as to whether holders of CVRs are considered beneficiaries of the agreements. Disclose the contractual rights the holders of rights have against the company and/or the paying agent with respect to those parties’ respective obligations owed to holders pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders.

The Company has revised the relevant disclosure in response to the Staff’s comment. In addition, certain rights of the holders are described in the sections of the Prospectus/Offer to Exchange entitled “Description of the CVRs–Audit”, “—Amendment of CVR Agreement with Consent of CVR Holders” and “—Breach”.

Registration Statement Cover Page

3.	The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. Please be advised that in an early commencement offer, commencement begins on the date the prospectus is both filed and sent to shareholders. Please tell us the date upon which such materials were sent to shareholders and revise the cover page accordingly.

The cover page to the Registration Statement has been revised in response to the Staff’s comment to indicate that the approximate date of commencement of the proposed sale to the public was

March 18, 2011

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

March 7, 2011, the date mailing of the prospectus and related documents to shareholders was commenced.

Prospectus Cover Page

4.	You have commenced the tender offer prior to effectiveness of the registration statement. The preliminary prospectus disseminated to security holders in an exchange offer must be complete and contain all required information. Accordingly, please revise the legend to accurately reflect that the information is complete and remove the heading “Subject to Completion” appearing at the top of the cover page. Refer to Section I.E.2 of the July 2001 Third Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations.

The Company has revised the cover page in response to the Staff’s comment.

The Merger Agreement, page 4l

5.	We note your statements that shareholders should not rely on the description of the merger agreement, that the representations and warranties were made solely for the benefit of the parties, and similar statements. Please revise to remove the implication that the merger agreement and the summary thereof do not constitute public disclosure.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Extension, Termination and Amendment, page 55

6.	In the last sentence of the first paragraph of this section, the bidders reserve the right to waive any conditions of the offer at any time. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Especially in view of the first sentence of the following paragraph, please revise the language here and throughout your document accordingly.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Determination of Validity, page 59

7.	Please elaborate on the reference to Rule 14e-4 appearing in this section.

March 18, 2011

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

The Company has determined that Rule 14e-4 is inapplicable to the Exchange Offer and has amended its disclosure accordingly.

CVR Condition, page 67

8.	The CVR Condition includes an element that no proceedings for the purpose of suspending the effectiveness of the registration statement have been “threatened” by the Commission. This determination appears to be subjective, such that a security holder may not he able to verify that this condition has been satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

The Company has revised the relevant disclosure in response to the Staff’s comment.

9.	The CVR Condition also includes elements that the CVR Agreement has been duly executed and delivered by Parent and that the CVRs have been approved for listing. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the option of the bidders.

The Company has revised the relevant disclosure in response to the Staff’s comment.

Funding the Exchange Offer and the Merger, page 70

10.	You disclose that funding may be provided by the issuance of debt securities. Please make all disclosures required by Items 1007(a) and 1016 of Regulation M-A with respect to these sources of funds. See comment 4 of our letter dated October 12, 2010.

The Company respectfully submits that it has not issued any debt securities the proceeds of which will be used to fund the Exchange Offer. As disclosed on page 70 of the Registration Statement, Parent may consider funding the Exchange Offer through the issuance of debt securities and the Company continues to monitor the debt markets and consider its options for financing the Exchange Offer by means of an issuance of debt securities.

Schedule I

11.	Please include the information required by Item 1003(c)(3) and (4) and Item 1008 of Regulation M-A regarding Purchaser, Parent, and all persons listed on Schedule I, or direct us to where this information appears in your filing.

The Company has revised the relevant disclosure in response to the Staff’s comment.

March 18, 2011

David L. Orlic, Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance, United States Securities and Exchange Commission

Item 22, Undertakings

12.	Please include the undertakings set forth in Item 512(a) of Regulation S-K, or advise. See Rule 415(a)(1)(viii) of Regulation C and Section II.F of SEC Release No. 33-6578.

The Company has added the undertakings in response to the Staff’s comment.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or Jackie Cohen (212-310-8891) or, if more convenient, contact us via e-mail (michael.aiello@weil.com or jackie.cohen@weil.com).

Sincerely,

/s/ Michael J. Aiello

Michael J. Aiello

cc:	Karen Linehan,

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

Via email: karen.linehan@sanofi-aventis.com

Jackie Cohen

Partner

Weil, Gotshal & Manges LLP

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